EXHIBIT 12.1

TRICO MARINE SERVICES, INC.

EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES

(In thousands, except ratios)

	Years ended December 31,

	1997	1998	1999 (1)	2000 (2)	2001 (3)

Net income (loss)	$35,299	$25,280	$(33,410)	$(12,722)	$(6,923)

Amortization of capitalized interest	8	40	174	216	215

Extraordinary item, net of taxes	-	-	1,830	(715)	-

Income tax expense (benefit)	18,982	11,804	(15,785)	(5,332)	(3,317)

Earnings (loss) from continuing
operations before income taxes	$54,289	$37,124	$(47,191)	$(18,553)	$(10,025)

Fixed charges

Interest on long-term debt expensed	$7,994	$27,696	$31,987	$29,883	$26,232

Interest on long-term debt capitalized	421	4,060	1,206	-	156

Amortization of deferred
financing costs	372	1,784	1,632	1,388	1,366

Estimated portion of rental expense
attributable to interest	15	60	72	65	69

Total fixed charges	$8,802	$33,600	$34,897	$31,336	$27,823

Earnings (loss) from continuing
operations before income taxes and
fixed charges, except capitalized interest	$62,670	$66,664	$(13,500)	$12,783	$17,642

Ratio of earnings to fixed charges	7.1	2.0	-	-	-

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.

(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.

(3) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.4 million.